Exhibit 21.1

INTERNAP NETWORK SERVICES CORPORATION
LIST OF SUBSIDIARIES

Name of Entity	Jurisdiction
Internap Network Services U.K. Limited	United Kingdom
Internap Network Services B.V.	Netherlands
Internap Technologies (Bermuda) Limited	Bermuda
Internap Technologies B.V.	Netherlands
Internap Network Services (HK) Limited	Hong Kong
Internap Network Services (Singapore) Pte Limited	Singapore
Internap Network Services (Australia) Ltd.	Australia
Internap Network Services Canada	Canada
Voxel Holdings, Inc. Voxel Dot Net, Inc. Ubersmith, Inc. Internap Connectivity LLC Internap Japan Co., Ltd.*	Delaware Delaware Delaware Delaware Japan

* Not wholly-owned.